[redacted]

12014649

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 48239

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 11/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: LarsonAllen Financial, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

220 South Sixth St., Suite 300
(No. and Street)

Minneapolis (City) MN (State) 55402 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Boyum & Barenscheer PLLP
(Name – *if individual, state last, first, middle name*)

3050 Metro Drive, Suite 200 Minneapolis MN 55425
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 29 2012
04 REGISTRATIONS BRANCH

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Randall L. wetherille, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of LarsonAllen Financial, LLC, as of December 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JACLYN M LEWANDOWSKI
NOTARY PUBLIC
MINNESOTA
My Commission Expires
January 31, 2016

Signature

Chief Compliance Officer
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LARSONALLEN FINANCIAL, LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2011 and OCTOBER 31, 2011

Boyum & Barenscheer PLLP

CERTIFIED PUBLIC ACCOUNTANTS AND ADVISERS

LARSONALLEN FINANCIAL, LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2011 and OCTOBER 31, 2011

LARSONALLEN FINANCIAL, LLC
TABLE OF CONTENTS
DECEMBER 31, 2011 and OCTOBER 31, 2011

Boyum & Barenscheer PLLP
CERTIFIED PUBLIC ACCOUNTANTS AND ADVISERS

INDEPENDENT AUDITOR'S REPORT

Board of Governors
LarsonAllen Financial, LLC
Minneapolis, Minnesota

We have audited the accompanying balance sheets of LarsonAllen Financial, LLC as of December 31, 2011 and October 31, 2011, and the related statements of net income, member's equity and cash flows for the period from November 1, 2011 to December 31, 2011 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of LarsonAllen Financial, LLC as of December 31, 2011 and October 31, 2011, and the results of its operations and its cash flows for the period from November 1, 2011 to December 31, 2011 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedule of net capital as of December 31, 2011, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities and Exchange Commission Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the basic financial statements as a whole.

Boyum & Barenscheer PLLP

Minneapolis, Minnesota
February 23, 2012

3050 Metro Drive, Suite 200, Minneapolis, MN 55425-1547 952-854-4244 Fax 952-854-0832

LARSONALLEN FINANCIAL, LLC
BALANCE SHEETS
DECEMBER 31, 2011 and OCTOBER 31, 2011

	12/31/2011	10/31/2011
ASSETS		
CURRENT ASSETS		
Cash and Cash Equivalents	$ 885,303	$ 2,299,971
Accounts Receivable and Work in Process, Net	225,508	295,564
Other Current Assets and Prepaid Expenses	66,738	79,542
Receivable from Member	47,498	-
Total Current Assets	1,225,047	2,675,077
PROPERTY AND EQUIPMENT (AT COST)		
Equipment and Software	240,350	240,888
Accumulated Depreciation and Amortization	(171,338)	(167,852)
Net Property and Equipment	69,012	73,036
Total Assets	$ 1,294,059	$ 2,748,113
LIABILITIES AND MEMBER'S EQUITY		
CURRENT LIABILITIES		
Accounts Payable	$ 31,894	$ 23,633
Accrued Payroll & Related Benefits	184,360	204,437
Net Payable to Member	-	14,168
Deferred Revenue	-	1,192,891
Total Current Liabilities	216,254	1,435,129
MEMBER'S EQUITY		
Capital	25,000	25,000
Retained Earnings	1,052,805	1,287,984
Total Member's Equity	1,077,805	1,312,984
Total Liabilities and Member's Equity	$ 1,294,059	$ 2,748,113

See accompanying notes to financial statements.

LARSONALLEN FINANCIAL, LLC
STATEMENT OF NET INCOME
FOR THE TWO-MONTH PERIOD ENDED DECEMBER 31, 2011

	12/31/2011
REVENUE	
Investment Advisory	$ 1,405,400
Brokerage Commission	80,873
Insurance and Annuity Commission	110,634
Financial and Succession Planning	95,937
Tax Return Preparation and Other	102,807
Total Revenue	1,795,651
EXPENSES	
Service Charge from Member	22,033
Payroll & Related Costs	667,938
Other Administrative Costs	336,999
Depreciation & Amortization	4,026
Total Expenses	1,030,996
INCOME FROM OPERATIONS	764,655
OTHER INCOME AND EXPENSE	
Interest Income	166
NET INCOME	$ 764,821

See accompanying notes to financial statements.

LARSONALLEN FINANCIAL, LLC
STATEMENT OF MEMBER'S EQUITY
FOR THE TWO-MONTH PERIOD ENDED DECEMBER 31, 2011

	CAPITAL	RETAINED EARNINGS	MEMBER'S EQUITY
Balance at October 31, 2011	$ 25,000	$ 1,287,984	$ 1,312,984
Net Income	-	764,821	764,821
Member's Distributions	-	(1,000,000)	(1,000,000)
Balance at December 31, 2011	$ 25,000	$ 1,052,805	$ 1,077,805

See accompanying notes to financial statements.

LARSONALLEN FINANCIAL, LLC
STATEMENT OF CASH FLOWS
FOR THE TWO-MONTH PERIOD ENDED DECEMBER 31, 2011

	12/31/2011
CASH FLOWS FROM OPERATING ACTIVITIES	
Cash Receipts from Customers	$ 625,316
Cash Paid to Employees & Suppliers	(1,040,150)
Net Cash Provided by Operating Activities	(414,834)
CASH FLOWS FROM INVESTING ACTIVITIES	
Interest Income Received	166
Purchases of Equipment	-
Net Cash Provided by Investing Activities	166
CASH FLOWS FROM FINANCING ACTIVITIES	
Member's Distributions	(1,000,000)
Net Cash Used by Financing Activities	(1,000,000)
NET INCREASE IN CASH AND CASH EQUIVALENTS	(1,414,668)
Cash and Cash Equivalents - Beginning of Period	2,299,971
CASH AND CASH EQUIVALENTS - END OF PERIOD	$ 885,303
RECONCILIATION OF NET INCOME TO NET CASH PROVIDED BY OPERATING ACTIVITIES	
Income From Operations	$ 764,655
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:	
Depreciation & Amortization	4,026
Loss on Disposition of Assets	-
(Increase) Decrease in Receivables and Work in Process	70,055
(Increase) Decrease in Other Current Assets	12,803
(Increase) Decrease in Receivable from Member	(47,498)
Increase (Decrease) in Accounts Payable	8,261
Increase (Decrease) in Accrued Payroll & Related Benefits	(20,077)
Increase (Decrease) in Net Payables to Member	(14,168)
Increase (Decrease) in Deferred Revenue	(1,192,891)
Net Cash Provided by Operating Activities	$ (414,834)

See accompanying notes to financial statements.

LARSONALLEN FINANCIAL, LLC
NOTES TO FINANCIAL STATEMENTS
FOR THE TWO–MONTH PERIOD ENDED DECEMBER 31, 2011

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business
LarsonAllen Financial, LLC (the Company), a Minnesota limited liability company, was organized on February 15, 1995 and registered with the Securities and Exchange Commission (SEC). Effective October 27, 1995, the Company registered with the Financial Industry Regulatory Authority, Inc. (FINRA) as a broker/dealer.

The Company is a wholly owned subsidiary of LarsonAllen LLP (Member). The Company is engaged in investment advisory, financial and estate planning, and other financial services throughout the United States.

Revenue Recognition
Revenues from consulting and asset management services are recognized in the period the service is provided. Work in process represents unbilled amounts for services performed. Deferred revenue represents amounts collected in excess of services performed to date.

Cash and Cash Equivalents
Cash and cash equivalents consist principally of money market instruments having an original maturity of three months or less and bank accounts. At times such deposits may exceed federally insured limits.

Accounts Receivable and Work in Process, Net
Accounts receivable from customers and unbilled work in process relate to services provided. The Company does not customarily require collateral for providing such services. Trade accounts receivable are stated at the amount management expects to collect from outstanding balances. Management provides for probable uncollectible amounts through a charge to earnings and a credit to valuation allowance based on its assessment of the collections risk inherent within such accounts. Balances still outstanding after management has used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to trade accounts receivable. The composition of Accounts Receivable and Work in Process, Net as of December 31, 2011 and October 31, 2011 follows:

	12/31/2011	10/31/2011
Accounts Receivable	$ 192,023	$ 288,988
Less: Allowance for Bad Debts	(8,300)	(5,000)
Work in Process	41,785	12,576
Less: Unbilled Reserve	-	(1,000)
	$ 225,508	$ 295,564

Depreciation
Property and equipment are depreciated over their estimated useful lives by use of the straight-line method.

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Description of Useful Lives
The estimated useful lives of the property and equipment are as follows:

Equipment	3-10 Years
Software	3 Years

Income Taxes
The Company is not a taxpaying entity for federal and state income tax purposes; therefore, no income tax expense has been recorded in the accompanying financial statements. Income from the Company is passed through to the Member and is taxed to the partners of the Member in their respective returns. The Company's tax years 2010, 2009 and 2008 are open for examination by federal and state taxing authorities.

Use of Estimates
The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Commitments, Contingencies, Guarantees
Except as discussed elsewhere within these Notes to Financial Statements, there are no other material commitments, contingencies or guarantees that require additional disclosure.

Subsequent Events
The Member combined through a statutory merger with another major accounting and consulting firm (Clifton Gunderson LLP) to form CliftonLarsonAllen LLP ("Merger") effective January 2, 2012. Concurrent with the Merger, CliftonLarsonAllen LLP formed a wholly owned holding company with the name of CliftonLarsonAllen Financial, LLC ("CLA Financial"). CLA Financial will assume sole membership rights of the Company, which will be renamed CliftonLarsonAllen Wealth Advisors, LLC ("CLA Wealth Advisors"). The CLA Financial holding company will also assume sole membership rights of the Clifton Gunderson LLP wealth management affiliate, Clifton Gunderson Financial Services, LLC ("CGFS"). CGFS provides investment advisory and wealth management services through licensed representatives in the states of Arizona, Colorado, Iowa, Illinois, Missouri and Wisconsin. CLA Wealth Advisors and CGFS will operate independently until such time as the client relationships have been transitioned to CLA Wealth Advisors (estimated to be completed in less than 12 months). Upon conclusion of that transition, CGFS will have its registrations withdrawn and its entity status terminated. Assuming the transition of CGFS clients to the Company had occurred on November 1, 2011, the Company's revenue and net income for the two-month period ended 12/31/11 would have been approximately $3.03 million and $1.02 million, respectively.

In preparing these financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through February 23, 2012, the date the financial statements were available to be issued.

See accompanying notes to financial statements.

NOTE 2 PROFIT SHARING PLAN

The Company participates in the LarsonAllen LLP Profit Sharing Plan and Trust ("Plan"). The Plan is a defined contribution profit sharing plan established to provide retirement benefits to employees and principals who have met certain participation requirements. Each year the Company may, at the discretion of the LarsonAllen LLP Board of Directors, contribute to the Plan a basic contribution and an integrated contribution. Participants may also make elective contributions through earnings reduction up to the annual deferral limit allowed under the Internal Revenue Code. No profit sharing contribution will be made to the Plan for the two-month period ended December 31, 2011. The Board of Directors approved a 4% contribution on December 20, 2011 for the fiscal year ended October 31, 2011 resulting in an expense of $121,891 for fiscal year ended October 31, 2011. The corresponding obligation is included in the Balance Sheet obligation titled "Accrued Payroll & Related Benefits".

NOTE 3 RELATED PARTY DISCLOSURES AND DISCONTINUED OPERATIONS

The Company has a Services Agreement with the Member for the provision of services including occupancy and other expenses at a predetermined rate. For the two-month period ended December 31, 2011, charges for these services and operating expenses (net of service income of $13,837) totaled $94,797. A new Services Agreement was signed effective November 1, 2009 in which the rate for certain services was decreased. In addition, the Company had receivables due from the Member of $47,498 as of December 31, 2011 and an outstanding payable of $14,168 as of October 31, 2011.

NOTE 4 NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c 3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2011, the Company had net capital of $669,049, as defined by Rule 15c3-1, which was $654,632 in excess of its required net capital of $14,417. The Company had aggregated indebtedness at December 31, 2011 in the amount of $216,254.

Per Rule 15c3-3 of the Securities and Exchange Commission Uniform Capital Rule, the Company is exempt under the (k)(2)(i) exception. Per Rule 15c-3-3, the following schedule illustrates the differences between the Company's net asset calculation per part IIA of the FINRA Focus statement and the accompanying audit report.

Net Capital per part IIA Focus (as originally filed)	$ 669,403
Adjustments to Ownership Equity	
Increase in accrued expenses	(354)
Ending Net Capital Per Audit Report	$ 669,049

See accompanying notes to financial statements.

LARSONALLEN FINANCIAL, LLC
SCHEDULE OF NET CAPITAL
DECEMBER 31, 2011

NET CAPITAL		
OWNERSHIP EQUITY		
Member's Capital	$	25,000
Member Distributions		(1,000,000)
Retained Earnings		1,287,984
Net Income		764,821
Total Ownership Equity		1,077,805
LESS: NON-ALLOWABLE ASSETS		
Current Assets:		
Accounts Receivable and Work in Process, Net		225,508
Other Assets		66,738
Investment in and Receivables from Affiliates		47,498
Long-Term Assets:		
Property and Equipment (Net)		69,012
Total Non-Allowables		408,756
Total Net Capital	$	669,049
AGGREGATE INDEBTEDNESS		
Accounts Payable	$	31,894
Accrued Payroll & Related Benefits		184,360
Deferred Revenue and Other		-
Total Aggregate Indebtedness	$	216,254
REQUIRED NET CAPITAL		
FINRA Required Net Capital (1/15 of Aggregate Indebtedness)	$	14,417
Regulatory Minimum Net Capital Requirement	$	5,000
Required Net Capital (Greater of Two Measures)	$	14,417
EXCESS NET CAPITAL		
Net Capital	$	669,049
Required Net Capital		14,417
Excess Net Capital	$	654,632
S.E.C. EARLY WARNING REQUIREMENT		
10% of Aggregate Indebtedness	$	21,625
120% of Required Net Capital	$	17,300
Early Warning Threshhold (Greater of Two Measures)	$	21,625
Net Capital Above Early Warning Threshhold	$	647,424
AGGREGATE INDEBTEDNESS : NET CAPITAL RATIO		
Aggregate Indebtedness	$	216,254
Net Capital	$	669,049
Ratio		0.3232 : 1

Boyum & Barenscheer PLLP
CERTIFIED PUBLIC ACCOUNTANTS AND ADVISERS

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROLS

Board of Governors
LarsonAllen Financial, LLC
Minneapolis, Minnesota

In planning and performing our audit of the financial statements of LarsonAllen Financial, LLC (the Company) as of December 31, 2011 and for the period from November 1, 2011 to December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered LarsonAllen Financial, LLC's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of LarsonAllen Financial, LLC's internal control over financial reporting. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control over financial reporting.

As required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by LarsonAllen Financial, LLC that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

3050 Metro Drive, Suite 200, Minneapolis, MN 55425-1547 952-854-4244 Fax 952-854-0832

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control over financial reporting that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Boyum & Barenscheer PLLP

Minneapolis, Minnesota
February 23, 2012

Boyum & Barenscheer PLLP
CERTIFIED PUBLIC ACCOUNTANTS AND ADVISERS

INDEPENDENT ACCOUNTANT'S REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

Board of Governors
LarsonAllen Financial, LLC
Minneapolis, Minnesota

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the period from November 1, 2011 to December 31, 2011, which were agreed to by LarsonAllen Financial, LLC. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC and other designated examining authorities, solely to assist you and the other specified parties in evaluating LarsonAllen Financial, LLC.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). LarsonAllen Financial, LLC's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries, noting no differences;

2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the period from November 1, 2011 to December 31, 2011 with the amounts reported in Form SIPC-7T for the period from November 1, 2011 to December 31, 2011, noting no differences;

3. There were no adjustments that need to be reported in form SIPC-7T;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Boyum & Barenscheer PLLP

Minneapolis, Minnesota
February 23, 2012

3050 Metro Drive, Suite 200, Minneapolis, MN 55425-1547 952-854-4244 Fax 952-854-0832